UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33460
GEOKINETICS INC.
(Exact name of registrant as specified in its charter)

1500 CityWest Blvd.
Suite 800
Houston, Texas 77042
(713) 850-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
9.75% Senior Secured Notes due 2014
Debt Securities
Preferred Stock
Warrants
(Title of each class of securities covered by this Form)

    None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.01 per share: 206
9.75% Senior Secured Notes due 2014: 55
Debt Securities: 0
Preferred Stock: 0
Warrants: 0

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Pursuant to the requirements of the Securities Exchange Act of 1934, Geokinetics Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GEOKINETICS INC.
Date:	April 5, 2013	By:	/s/ William L. Moll, Jr.
Name: William L. Moll, Jr. Title: Vice President, General Counsel and Corporate Secretary

690211.0001 WEST 203355360 v2